

Mail Stop 3561

December 30, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Stephen L Bruffett
Chief Financial Officer
Con-Way Inc.
2855 Campus Drive, Suite 300
San Mateo, California 94403

> **Re: Con-Way Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-05046**

Dear Mr. Bruffet:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Consolidated Financial Statements

Statement of Cash Flows, page 44

1. Please tell us why you have presented changes in investments as a net amount in your statement of cash flows. You should support your position using the guidance in paragraphs 230-10-45-8 through 45-9 and paragraph 230-10-45-28 of the FASB ASC.

Note 5 – Sale of Unconsolidated Joint Venture

Transition and Related Services, page 59
2. Please tell us how much of the $11.2 million and $10.9 million of reported revenue in 2008 and 2007, respectively, has been collected from GM.

Form 10-Q for the quarterly period ended September 30, 2009

Note 2 – Goodwill and Intangible Assets, page 9

3. We note that you performed an interim impairment test during the quarterly period ended March 31, 2009 using both the public-company multiple and discounted cash flow models, and as a result thereof you recorded an impairment charge of $134.8 million. Please tell us how the forecasted revenues and expenses used in the discounted cash flow model compare to your actual results for the second and third quarters of 2009. If actual results did not meet or exceed forecasted results, please tell us whether or not you considered performing an additional impairment test at the end of each subsequent quarterly period.

Management's Discussion of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 27
4. Please revise your discussion of cash flow from operating activities to exclude the presentation of the numerical value of net income before non-cash items. Such presentation constitutes the presentation of a non-GAAP measure and should be accompanied by the disclosure requirements set forth in Item 10(e) of Regulation S-X. As these disclosure requirements have not been included, please eliminate the presentation of net income before non-cash items. We would not object to the presentation of the total decrease in net income accompanied by a discussion of the non-cash components of the decrease, such as impairment charges.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief